UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of September 2022

Commission File Number: 001-38303
______________________

WPP plc
(Translation of registrant's name into English)
________________________

Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of outbreaks, epidemics or pandemics, such as the Covid-19 pandemic and ongoing challenges and uncertainties posed by the Covid-19 pandemic for businesses and governments around the world; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the Russian invasion of Ukraine; the risk of global economic downturn; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors,” which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Share buyback programme dated 8 September 2022, prepared by WPP plc.

FOR IMMEDIATE RELEASE                                                                                                                                      8 September 2022

WPP plc ("WPP")

Share buyback programme

WPP announces that it has today entered into a non-discretionary agreement with Citigroup Global Markets Limited ("Citi") in relation to the purchase by Citi, acting as riskless principal, of WPP's ordinary shares of 10 pence each ("Ordinary Shares") for an aggregate purchase price of up to £170m (the "Programme"). Ordinary Shares acquired by Citi under the agreement will be simultaneously on-sold by Citi to WPP. The purchase of shares in accordance with the Programme will take place during the period commencing 8 September 2022 and ending no later than 31 December 2022. The purpose of the Programme is to reduce the share capital of WPP.

Any purchase of Ordinary Shares contemplated by this announcement will be carried out on the London Stock Exchange and/or other trading venues1 and will be effected within certain pre-set parameters. WPP's shareholders generally authorised WPP to purchase up to a maximum of 112,249,376 Ordinary Shares at its 2022 Annual General Meeting held on 24 May 2022, subject to certain limitations, and a resolution to renew this authority is expected to be put to WPP's 2023 Annual General Meeting in the ordinary course (such authority, as amended or renewed from time to time, the "Authority"). The aggregate number of Ordinary Shares acquired by WPP pursuant to the Programme shall not exceed the maximum number of Ordinary Shares which WPP is authorised to purchase pursuant to the Authority. The current Authority expires on the earlier of the date of the Annual General Meeting of WPP to be held in 2023 and 1 September 2023. The Programme will be executed in accordance with (and subject to the limits prescribed by) the Authority and will be conducted within the parameters prescribed by the Market Abuse Regulation 596/2014/EU (as in force in the UK and as amended by the Market Abuse (Amendment) (EU Exit) Regulations 2019), the Commission Delegated Regulation 2016/1052/EU (as in force in the UK and as amended by the FCA's Technical Standards (Market Abuse Regulation) (EU Exit) Instrument 2019) and in accordance with Chapter 12 of the UK Listing Rules. Any market repurchase of Ordinary Shares will be announced no later than 7.30am on the business day following the calendar day on which the repurchase occurred.

Citi will make any disclosures it is legally required to make in relation to such transactions.

[1] Cboe BXE, Cboe CXE and Turquoise.

Balbir Kelly-Bisla
Company Secretary

For further information:

Investors and analysts
Anthony Hamilton	+44 (0)7464 532 903
Media
Chris Wade, WPP	+44 (0)20 7282 4600
Richard Oldworth, Buchanan Communications	+44 (0)20 7466 5000 +44 (0)7710 130 634
About WPP

WPP is the creative transformation company. We use the power of creativity to build better futures for our people, planet, clients and communities. For more information, visit www.wpp.com.

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 8 September 2022	By: ______________________
Balbir Kelly-Bisla
Company Secretary